Exhibit I

Eleventh Annual General Meeting of HDFC Bank Limited
June 17, 2005 at 3.30 p.m.

Chairman’s Address

Esteemed Members of HDFC Bank

Ladies & Gentlemen,

It gives me great pleasure to welcome you to this, the Eleventh Annual General meeting of the shareholders of HDFC Bank.

As you are aware, your bank completed 10 years of operations a few months back. I am sure you are all proud to be associated with this 10 year old!

With your permission, I would now like to update you on the progress your bank made in the financial year ended March 31, 2005 and to share with you the general outlook for this year.

Financial Highlights 2004-05:
Your bank achieved healthy growth in business volumes, revenues and profits for the year ended March 31, 2005. The total balance sheet size increased by 22% to Rs.51429 crores. Total deposits increased by 20% to Rs.36354 crores. Savings account deposits, which reflect the strength of your bank’s retail deposit franchise and are an important source of low-cost, stable funds, increased by 46% from Rs. 7804 crores to Rs.11418 crores as of March 31, 2005. On the asset side, the growth was even stronger with total advances growing by 44% to Rs. 25566 crores, driven by a growth in both retail and wholesale advances. Total net revenues increased by 34% from Rs.1818 crores to Rs.2429 crores. Revenue growth was driven principally by an increase of 33% in net interest income, a result of a 29% increase in the average balance sheet size and an improvement in net interest margin from 3.8% to 3.9%. Commission income increased by 89% to Rs.605 crores with the main drivers being commissions from distribution of third-party mutual funds & insurance, fees on debit/credit cards & point-of-sale (POS) terminals, retail banking transactional charges/fees on deposit and depository accounts and cash management commissions. Despite higher investment related expenditure, the ratio of operating expenses to operating revenues remained stable at 44.7%. Profit before Tax increased by 36% to Rs.979 crores and net profit after tax grew by 31%, from Rs. 510 crores to Rs.666 crores.

Dividend:
Your Board is pleased to recommend total dividend of 45% for the year ended March 31, 2005. This is consistent with your bank’s track record of maintaining a steady increase in dividends, and includes a special one-time dividend of 5% in recognition of your bank having completed 10 years of successful operations. The higher dividend is in keeping with your bank’s dividend policy which seeks to balance the multiple objectives of rewarding shareholders with cash dividends, of retaining capital to meet the bank’s investment needs and of maintaining a healthy capital adequacy ratio.

Branch Expansion:
Extension of geographical coverage and expansion of the branch network remain key elements of your bank’s growth strategy. During 2004-05, your bank added 155 branches and 48 new cities taking the branch network to 467 branches (including extension counters) and 1147 ATMs as of March 31, 2005, from 312 outlets and 910 ATMs as of March 31, 2004. As of March 2005, your bank had a presence in 211 cities. In the current financial year also, your bank has plans to continue with its branch expansion strategy and hopes to add over 150 branches by March 2006, subject to regulatory approvals. The wider branch network would enable the bank to further strengthen its position, not only in the retail deposit, loans and distribution franchises, but also in the cash management and certain other wholesale banking businesses. Your bank will continue to supplement the branch expansion with appropriate growth in the ATM, phonebanking and netbanking channels.

Business Update:
You would be pleased to note that your bank continues to experience healthy growth, across its two customer franchises — Retail banking and Wholesale banking, as well as its product franchise — Treasury. Retail Banking has been the fastest growing of the bank’s businesses where your bank has been growing its deposits, loans, credit cards, debit cards, investment advice and distribution of mutual funds and insurance. In the Wholesale Banking and Treasury businesses, your bank is well positioned to continue to grow its loan book and increase its trade, cash management, supply chain, foreign exchange and derivative product volumes.

Asset Quality and Risk Management:
During the financial year 2004-05, the quality of your bank’s credit portfolio continued to remain healthy. As at March 31, 2005 your bank’s net non-performing assets were 0.24% of net advances and 0.20% of customer assets, which is amongst the lowest in the Indian banking industry. As a prudent policy your bank has maintained a highly diversified portfolio and has also made general loan loss provisions for standard assets which are well over the minimum levels prescribed by Reserve Bank of India.

Business Prospects and Growth Strategy :
As we look ahead, we are faced with an overall economic environment in India which is largely positive. Consensus estimates for India’s GDP growth in the current year are between 6 and 7%. On the other hand, with oil and commodity prices remaining high, inflation concerns remain. This, coupled with the hardening of global interest rates and a reduction in the liquidity overhang in the domestic system, could probably keep rupee interest rates stable, with potentially a slight upward bias in the medium term. Retail credit demand is expected to remain strong and there is expected to be a pick up in corporate credit demand as well, both for working capital as well as to finance the capex plans of Indian corporates. Your bank is well positioned to grow its loan book both in its retail and wholesale businesses, across various products and customer segments. To support this growth in risk assets, your bank had boosted its capital adequacy by raising capital through a follow on ADS issue of US$300 million in January 2005. As a result, as of March 2005, total capital adequacy was 12.2%, with Tier I capital adequacy at 9.6%.

Conclusion:
As you are aware, from its inception, your bank has had a mission — to be a world-class Indian bank. This means that we have to continually benchmark our products, delivery channels, service quality, technology, risk management practices and corporate governance against industry standards and best practices. Your bank remains focused in this direction. While the overall market opportunity in each of your bank’s three franchises — Retail, Wholesale and Treasury, remain attractive, the challenge for your bank is to continue to execute its strategy — balancing growth, profitability and asset quality, in an increasingly competitive marketplace. I believe your bank is well positioned in this respect.

I would like to take this opportunity to thank all of you from our shareholder family, our customers, the Reserve Bank of India and our promoters HDFC, for all the support that has always been extended to the bank. I look forward to your continued support and encouragement. I also express my sincere appreciation to all our employees at all levels for their steadfast commitment and sterling contribution in making your bank what it is today.

Thank you,

Jagdish Capoor